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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Iceland’s National Air Cargo Carrier Icelandair Cargo Selects eDeveloper-Based Hermes Cargo Management Solution

Project Results In Four Fold Increase In Capacity Capability And

Increases Quality Of Customer Service

Houten, Netherlands (May 4, 2004) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today that the eDeveloper-based Hermes cargo management system has been successfully implemented at Icelandair Cargo as part of a $400,000 project.

The system, implemented by Magic Software, has dramatically improved Icelandair Cargo’s capacity for cargo handling without an increase in its workforce and has significantly strengthened customer service through the provision of robust cargo management controls and secured tracking and verification capabilities.

Already in use by a number of cargo handlers worldwide including Menzies World Cargo, Europe’s fastest growing independent cargo handling company, Hermes is a comprehensive solution for cargo handling and inventory control designed to increase a company’s productivity and efficiency.

Icelandair Cargo, an international company with its headquarters in Reykjavik, its main operational hub at Keflavik airport, operations in New York and Liege and multiple European and American routes, required a cargo management solution to help it automate its cargo handling process and provide seamless integration with both its internal legacy systems, customer applications and Iceland’s Customs’ system.

The Hermes system has helped Icelandair Cargo absorb an increase in cargo with its existing resource.  It transported 26% more tons in February than in February last year and for the first two months of the year there has been a 21% increase compared to the same period in 2003.

 “We needed to streamline our cargo handling process and we wanted to work with a partner experienced at implementing solutions for the air cargo handling sector,” said Helgi Bjornsson, Director of Finance. “Magic Software and the Hermes solution have more than met our requirements and we estimate that the Hermes solution will help us handle at least a four-fold increase in capacity without requiring additional manpower.”

“Icelandair Cargo were looking for a proven solution that could be implemented quickly and that would provide 100% fit with their requirements,” said Regev Yativ, Managing Director of Magic EMEA. “Hermes is already successfully helping some of the most successful cargo handling companies manage their operations and our ability to rapidly tailor Hermes has given Icelandair Cargo a strong solution.  Hermes represents an innovative cargo management solution for both independent cargo handlers and airlines who handle their own cargo operations.”

Using Hermes, Icelandair Cargo also plan to improve customer service by automatically notifying customers on cargo availability, providing automated charging and improving the level of reporting.  Key features of Hermes include:

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Ability to manage the building-up and break-down of ULDs (Unit Loading Devices) increases efficiency and reduces errors

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Remote scanning/input at point of loading for automated build-up of flights/manifesting reduces resources

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Comprehensive automated messaging to CARGO-IMP standards (the international standard for cargo handling)

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Full integration with Customs delivers automatic reporting resulting in rapid clearance of cargo

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Remote scanning/input at point of offloading/break bulk for verification of manifests provides immediate management information

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Comprehensive scanning/verification of inbound, break bulk, etc.

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Comprehensive financial package for all aspects of charging, collecting fees, etc.

About Icelandair Cargo

Icelandair Cargo, an international company with its headquarters in Reykjavik, an office at Keflavik airport and operations in New York is a wholly owned subsidiary of Icelandair which in turn is the international trading name and wholly owned subsidiary of The Flugleidir Group.  Earlier this month The Flugleidir Group announced its second best result in the company’s 67 year history with pre-tax profit for 2003 of $18.3 million.

http://www.icelandair.com/

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  Magic’s EMEA headquarters is located at Pelmolen 17 3994 XX Houten in the Netherlands, telephone: +31-30-656 6266, fax: +31-30-656 6277. Magic’s North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone: 949-250-1718, fax: 949-250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: May 4, 2004